UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-33510

Eden Bioscience Corporation

(Exact name of registrant as specified in its charter)

14522 NE North Woodinville Way, Suite 202B

Woodinville, Washington 98072

(425) 806-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights (1)

Common Stock, par value $0.0025 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  203

(1) The Preferred Share Purchase Rights expired on June 29, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934 Eden Bioscience Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 10, 2009	EDEN BIOSCIENCE CORPORATION
	By:	/s/ Nathaniel T. Brown
Nathaniel T. Brown
Chief Executive Officer, Chief Financial Officer and Secretary